# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Materialise NV, CIK 0001091223
CUSIP: 57667T100
Title of class of securities: Ordinary Shares, no nominal value per share
Address of issuer's principal executive offices: TECHNOLOGIELAAN 15, Leuven, Belgium (C9), 3001
Date of event which requires filing of this statement: 02/27/2025
Amends the filing with accession number 0001193125-14-265524
Filed by CIK 0001612894
Persons authorized to receive notices and communications: Wilfried Vancraen, Technologielaan 15, Leuven, Belgium (C9), 3001, 32 (16) 39 66 11

## Reporting persons
- Wilfried Vancraen (CIK 0001612894): type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 137,680; shared voting power 33,793,071; sole dispositive power 137,680; shared dispositive power 33,793,071; aggregate amount beneficially owned 33,930,751 (57.44% of the class)
  Comment: In reference to row 13 above: Based on 59,067,186 ordinary shares of Materialise NV outstanding as of March 3, 2025.
- Hilde Ingelaere: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 137,680; shared voting power 33,793,071; sole dispositive power 137,680; shared dispositive power 33,793,071; aggregate amount beneficially owned 33,930,751 (57.44% of the class)
  Comment: In reference to row 13 above: Based on 59,067,186 ordinary shares of Materialise NV outstanding as of March 3, 2025.
- Idem (CIK 0001612878): type of reporting person: partnership (PN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 33,605,391; shared voting power 0; sole dispositive power 33,605,391; shared dispositive power 0; aggregate amount beneficially owned 33,605,391 (56.89% of the class)
  Comment: In reference to row 13 above: Based on 59,067,186 ordinary shares of Materialise NV outstanding as of March 3, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no nominal value per share
Name of issuer: Materialise NV
Address of issuer's principal executive offices: TECHNOLOGIELAAN 15, Leuven, Belgium (C9), 3001
Comment:
This Amendment No. 3 to Statement on Schedule 13D (this "Amendment") is filed jointly by (i) Wilfried Vancraen, (ii) Hilde Ingelaere and (iii) Idem (collectively the "Reporting Persons") pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment amends and supplements the Statement on Schedule 13D (the "Original Schedule 13D") originally filed by the Reporting Persons and Ailanthus NV (a limited liability company (naamloze vennootschap) that was organized and existed under the laws of Belgium and previously owned and controlled by Mr. Vancraen and Ms. Ingelaere ("Ailanthus")) with the Securities and Exchange Commission (the "SEC") on July 10, 2014 relating to the ordinary shares, no nominal value per share (the "Shares"), of Materialise NV, a limited liability company (naamloze vennootschap) organized and existing under the laws of the Kingdom of Belgium (the "Issuer"), as amended by Amendment No. 1 to Statement on Schedule 13D filed by the Reporting Persons and Ailanthus with the SEC on November 24, 2020 ("Amendment No. 1") and Amendment No. 2 to Statement on Schedule 13D filed by the Reporting Persons with the SEC on January 5, 2021 ("Amendment No. 2" and, the Original Schedule 13D as amended by Amendment No. 1 and Amendment No. 2, the "Schedule 13D").

The Original Schedule 13D was originally filed as a result of a recapitalization of the Issuer that occurred in connection with the closing of its initial public offering of American Depositary Shares, each representing one Share ("ADSs"), on June 30, 2014, which recapitalization resulted in the Reporting Persons and Ailanthus receiving certain Shares. Amendment No. 1 and Amendment No. 2 were filed as a result of the merger of Ailanthus into the Issuer (the "Merger").

Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
The second and third paragraphs under Item 2 of the Schedule 13D are hereby amended and restated as follows:

Wilfried Vancraen serves as the Chairman of the Board of Directors of the Issuer and is a Belgian citizen.

Hilde Ingelaere serves as a director of the Issuer and is a Belgian citizen.

## Item 4. Purpose of Transaction
Purpose of transaction:
The eighth paragraph under Item 4 of the Schedule 13D is hereby amended and restated by replacing such paragraph with the following two paragraphs:

In light of current market price levels of the ADSs, and subject to the Reporting Persons' continuing review of the other factors listed below, the Reporting Persons are evaluating additional acquisitions of ADSs in the open market in the short term. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the ADSs; general market and economic conditions; ongoing evaluation of the Issuer's business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than as described in this Item 4 or Item 6 of the Schedule 13D, none of the Reporting Persons have any plan or proposal relating to or that would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

(j) any action similar to those enumerated above.

However, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) (b)

Wilfried Vancraen(2)
Shares Held Directly: 137,680(3)
Sole Voting Power: 137,680
Shared Voting Power: 33,793,071
Sole Dispositive Power: 137,680
Shared Dispositive Power: 33,793,071
Beneficial Ownership: 33,930,751(3)
Percentage of Class(1): 57.44%

Hilde Ingelaere(4)
Shares Held Directly: 137,680(5)
Sole Voting Power: 137,680
Shared Voting Power: 33,793,071
Sole Dispositive Power: 137,680
Shared Dispositive Power: 33,793,071
Beneficial Ownership: 33,930,751(5)
Percentage of Class(1): 57.44%

Idem(6)
Shares Held Directly: 33,605,391(7)
Sole Voting Power: 33,605,391
Shared Voting Power: --
Sole Dispositive Power: 33,605,391
Shared Dispositive Power: --
Beneficial Ownership: 33,605,391(7)
Percentage of Class(1): 56.89%

(1) The percentage is calculated based upon 59,067,186 Shares outstanding as of March 3, 2025.

(2) The Shares over which Mr. Vancraen has sole voting power and dispositive power represent the Shares held directly by Mr. Vancraen, and the Shares over which Mr. Vancraen has shared voting power and dispositive power represent (i) the 137,680 and 33,605,391 Shares held directly by each of Ms. Ingelaere and Idem, respectively, and (ii) 50,000 Shares (represented by ADSs) held directly and jointly with Ms. Ingelaere. Mr. Vancraen and Ms. Ingelaere, who are married, may be deemed to share voting power and dispositive power over the Shares the other owns directly.

(3) Includes 27,135 ADSs.

(4) The Shares over which Ms. Ingelaere has sole voting power and dispositive power represent the Shares held directly by Ms. Ingelaere, and the Shares of which Ms. Ingelaere has shared voting power and dispositive power represent (i) the 137,680 and 33,605,391 Shares held directly by each of Mr. Vancraen and Idem, respectively, and (ii) 50,000 Shares (represented by ADSs) held directly and jointly with Mr. Vancraen. Ms. Ingelaere and Mr. Vancraen, who are married, may be deemed to share voting power and dispositive power over these Shares the other owns directly.

(5) Includes 27,135 ADSs.

(6) Idem is controlled and managed by Mr. Vancraen and Ms. Ingelaere, who may be deemed to share voting power and dispositive power over these Shares.

(7) Includes 2,746,427 ADSs.
Transactions in the class effected during the past sixty days:
(c) The following table lists all transactions in the Shares that were effected during the past sixty days by the Reporting Persons. Except as noted in the footnotes to table, all such transactions were effected by Idem and were purchases of Shares in the form of ADSs on the open market.

ADSs Purchased Price Per ADS($)(1) Date of Purchase
81,522 5.92 2/21/2025
50,180 5.74 2/24/2025
100,000 5.66 2/25/2025
34,857 5.35 2/26/2025
30,000 5.35 2/26/2025(2)
8,703 5.20 2/27/2025
33,708 5.26 2/28/2025

(1) The prices reported are weighted average prices. These ADSs were purchased in multiple transactions at various prices calculated into the weighted average prices set forth in the chart above. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of ADSs purchased at each separate price calculated into the weighted average prices set forth in the chart above.

(2) Joint purchase of ADSs directly by Mr. Vancraen and Ms. Ingelaere.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The third paragraph under Item 6 of the Schedule 13D is hereby amended and restated by replacing such paragraph with the following paragraph.

All warrants previously issued and granted to Mr. Vancraen and Ms. Ingelaere under the Issuer's 2014 Warrant Plan and the Issuer's 2015 Warrant Plan have been exercised or expired.

In addition, the fifth paragraph under Item 6 of the Schedule 13D is hereby amended and restated by replacing such paragraph with the following paragraph.

The foregoing descriptions of the terms of the Articles of Association, warrants and the Registration Rights Agreement are intended as summaries only and are qualified in their entirety by reference to the Articles of Association and the Registration Rights Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Restated Articles of Association of Materialise NV (English translation incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2022)

Exhibit 2 Registration Rights Agreement, dated September 15, 2016, among the Issuer and the Holders party thereto (incorporated by reference to Exhibit 4.8 to the Issuer's Registration Statement on Form F-3 (Registration No. 333-213649), filed with the SEC on September 15, 2016)

Exhibit 3 Merger Deed (English translation) (incorporated by reference to Exhibit 2.1 to the Issuer's Report on Form 6-K, furnished to the SEC on January 4, 2021)

Exhibit 4 Indemnification Agreement, among the Issuer, Ailanthus NV, Wilfried Vancraen, Hilde Ingelaere and Lunebeke NV (English translation) (incorporated by reference to Exhibit 10.1 to the Issuer's Report on Form 6-K, furnished to the SEC on January 4, 2021)

Exhibit 5 Letter Agreement Regarding Share Issuance and Registration Rights, dated December 31, 2020, among the Issuer, Wilfried Vancraen and Hilde Ingelaere (English translation) (incorporated by reference to Exhibit 10.2 to the Issuer's Report on Form 6-K, furnished to the SEC on January 4, 2021)

Exhibit 6 Joint Filing Agreement, dated July 10, 2014, among Wilfried Vancraen, Hilde Ingelaere, Ailanthus NV and Idem (previously filed)

Exhibit 7 Power of Attorney of Wilfried Vancraen, dated July 3, 2014 (previously filed)

Exhibit 8 Power of Attorney of Hilde Ingelaere, dated July 3, 2014 (previously filed)

Exhibit 9 Power of Attorney of Idem, dated July 3, 2014 (previously filed)

## Signatures
- Wilfried Vancraen: /s/ Per Chilstrom, Per Chilstrom, as attorney-in-fact (03/03/2025)
- Hilde Ingelaere: /s/ Per Chilstrom, Per Chilstrom, as attorney-in-fact (03/03/2025)
- Idem: /s/ Per Chilstrom, Per Chilstrom, as attorney-in-fact (03/03/2025)